Alexander Kou Wei Hung

Alexander Kou Wei Hung has over 15 years of experience of investing in and managing disruptive real estate and technology businesses in the United States and China. In May 2018, Mr. Hung founded Phalanx Infrastructure Partners, a private equity backed company that builds out data centers. He also is a shareholder and helped spearhead initial fundraising efforts for Magma Equities, a multi-family platform founded in 2018, concentrating on apartment property acquisition in the Southwest and Texas in the United States, with over $500 million acquisitions since inception. From September 2017 to September 2019, Mr. Hung was involved in fundraising efforts for Nova Real Estate Investments, a Shanghai based real estate platform backed by Warburg Pincus and GIC, with an asset under management of over $3 billion. From February 2012 to December 2016, Mr. Hung served as a Managing Director at Das & Co., an India-focused private equity company. Prior to that, from September 2005 to May 2009, he was a Technology, Media and Telecom investment banker at Bank of America Merrill Lynch. Before entering investment banking from September 2000 to August 2003, Mr. Hung was a corporate attorney at New York law firms Winston & Strawn and Schulte Roth & Zabel. Mr. Hung holds a bachelor's degree from Dartmouth College, MBA from Yale School of Management (2003-2005), and JD from Northwestern University School of Law.